

August 26, 2011

Via U.S. Mail
Anthony M. Puleo
Senior Vice President, Chief Financial Officer and Treasurer
Bluegreen Corporation
4960 Conference Way North, Suite 100
Boca Raton, FL 33431

> **Re:** **Bluegreen Corporation**
> **Form 10-K for fiscal year ended December 31, 2010**
> **Filed March 31, 2011**
> **File No. 1-9292**

Dear Mr. Puleo:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for fiscal year ended December 31, 2010

Item 1. Business, page 1

Company Products and Services, page 7

1. We note your response dated May 22, 2009, in which you state that, in future filings, you would disclose that "[w]e consider resorts as 'core' . . . even if substantially all of the VOIs in the property have been sold to consumers and, accordingly, we do not continue to hold title to a majority of the resort." We could not locate this disclosure in your current 10-K. In future Exchange Act periodic reports, please disclose the nature of your title to, or other interest in, your material core resorts and communities or advise.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 40</u>

<u>Executive Overview, page 40</u>

<u>Notes Receivable and Allowance for Loan Losses, page 42</u>

2.   Please tell us and disclose in future periodic filings the amount of allowance for loan
        losses related to both securitized and non-securitized notes receivable as of each balance
        sheet date presented. Please tell us and include disclosure in future periodic filings the
        analysis performed by management in determining which notes receivable are selected
        for securitizations.

<u>Liquidity and Capital Resources, page 61</u>

3.   In future Exchange Act periodic reports, please supplement your discussion of sources of
        cash with a discussion of anticipated cash uses for the remaining fiscal year, including
        any anticipated development and redevelopment costs, acquisition costs, debt principal
        and interest payments.

<u>Credit Facilities, page 62</u>

4.   We note that your credit facilities contain financial covenants. To the extent you have
        material sources of liquidity, such as a credit facility, that include financial covenants that
        may restrict future financing flexibility, please include a more detailed discussion of
        these covenants in future Exchange Act periodic reports. In addition, please confirm that
        in future Exchange Act periodic reports you will disclose your actual financial covenant
        ratios to the extent that compliance with the ratio is having a material impact on your
        financial flexibility, such as by precluding new indebtedness.

<u>Commitments, page 68</u>

5.   In future periodic reports, please disclose the cash requirements for interest on your
        outstanding debt obligations or tell us why such disclosure is not necessary. Refer to
        footnote 46 of SEC Interpretive Release 33-8350.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3629 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra Hunter, Staff Attorney at 202.551.3758 or Tom Kluck, Legal Branch Chief at 202.551.3233 with any other questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Accounting Branch Chief